UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50721
~~8-04487~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Stuart Portfolio Consultants, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: *(Do not use P.O. Box No.)*
1449 Lexington Avenue, Suite 3B
(No. and Street)

New York,	NY	10128
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stuart Oltchick **212-360-7500**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- × Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Stuart Oltchick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Stuart Portfolio Consultants, L.P, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

General Partner
Title

Notary Public
2/26/02

FRANK A. CASTELBUONO
NOTARY PUBLIC, State of New York
Qualified in New York County
No. 31-4605474
Term Expires October 30, 19 2005

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- (0) Supplementary Report of Independent Auditors on Internal Control required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stuart Portfolio Consultants, L.P.

Statement of Financial Condition

December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Partners of
Stuart Portfolio Consultants, L.P.

We have audited the accompanying statement of financial condition of Stuart Portfolio Consultants, L.P. (the "Partnership") as of December 31, 2001. This statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Stuart Portfolio Consultants, L.P. at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 25, 2002

Stuart Portfolio Consultants, L.P.

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$ 45,682
Consulting fee receivable	76,425
Securities owned, not readily marketable, at estimated fair value	33,100
Other assets	9,057
Total assets	$164,264
Liabilities and partners' capital	
Liabilities:	
Accounts payable and accrued expenses	$ 31,558
Partners' capital	132,706
Total liabilities and partners' capital	$164,264

See notes to Statement of Financial Condition.

Stuart Portfolio Consultants, L.P.

Notes to Statement of Financial Condition

December 31, 2001

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

Stuart Portfolio Consultants, L.P. (the "Partnership"), was formed on January 28, 1998 under the laws of the state of Delaware as a limited partnership. The Partnership is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The objective of the Partnership is to earn consulting fees by acting as a selling agent for private placement securities or direct participation interests in other investment vehicles. Accordingly, the Partnership does not carry customers' accounts and does not receive, deliver or hold cash or securities in connection with its selling activities. The General Partner of the Partnership is Stuart Portfolio Consultants LLC (the "General Partner").

The Partnership acts as a selling agent for private placement investments or direct participant interests for fund of funds investment partnerships. Fees from these activities are earned and recorded on a quarterly basis from the investment partnerships receiving capital resulting from the Partnership's sales activities.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. The General Partner believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent; however, actual results could differ from these estimates.

Securities Owned

Securities owned, not readily marketable, are valued at fair value as determined by the General Partner of the Partnership.

Income Taxes

No provision has been made in the accompanying statement of financial condition for Federal, state or local income taxes since each individual partner is responsible for reporting its share of income or loss.

1. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Partnership has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

2. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. As a registered broker-dealer, minimum net capital of the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000 is required. At December 31, 2001, the Partnership had net capital of $13,658 which was $8,658 in excess of the required minimum net capital. The Partnership's ratio of aggregate indebtedness to net capital was 2.31 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if certain capital requirements are not met.

3. Commitments

The Partnership has a two year lease agreement for office space that will end on November 30, 2002. The Partnership has a security deposit in the amount of $5,000, which will be returned at the end of the lease term and is reflected in the statement of financial condition in other assets. The approximate aggregate minimum future lease payments under the lease term is $27,500.